Exhibit 99.1

Kaixin Holdings Announces 2026 Annual General Meeting Results

WENZHOU, February 23, 2026 (GLOBE NEWSWIRE) -- Kaixin Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that all resolutions presented to the shareholders at its annual general meeting held on February 21, 2026 (the “Annual General Meeting”) were duly passed.

The full text of each resolution was included in the notice of the Annual General Meeting, which was filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on February 5, 2026. The full text of the Form 6-K containing the resolutions is also available on the Company’s website, ir.kaixin.com. Capitalized terms not otherwise defined in this announcement shall have the meanings assigned to them in the Company’s notice of the Annual General Meeting dated February 5, 2026.

The Board of Directors of the Company is authorized to set a ratio within the Approved Consolidation Ratio to implement one or multiple Share Consolidation(s) and make the Articles Amendment of the Company accordingly within a period of five years after the shareholders’ passage of the resolutions. In addition, the Board of Directors of the Company is authorized to conduct the Share Sub-Division and the Re-denomination and make the Amendment of Articles of the Company accordingly at a date to be determined by the Board of Directors.

About Kaixin Holdings

Kaixin Holdings is a Cayman Islands holding corporation with operating businesses in the automotive industry in China.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Holdings

Investor Relations

Email: ir@kaixin.com